SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2023

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated September 28, 2023 “APPOINTMENT OF COMPANY SECRETARY”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: September 28, 2023    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

APPOINTMENT OF COMPANY SECRETARY
DRDGOLD shareholders (“Shareholders”) are referred to the announcement published on SENS on Tuesday, 1 August 2023, wherein Shareholders were advised that Ms Elise Beukes had resigned as DRDGOLD’s company secretary with effect from 31 July 2023.

In compliance with paragraph 3.59 of the JSE Limited Listings Requirements, Shareholders are hereby advised that Ms Kgomotso Mbanyele has been appointed as DRDGOLD’s company secretary with effect from 25 October 2023.

Ms Mbanyele has over 14 years' experience working in the Company Secretarial field, with over 11 years’ experience working in the mining industry. Ms Mbanyele previously served as a Company Secretarial officer for Gold Fields Limited and more recently as the Assistant Group Company Secretary of Sibanye Stillwater Limited. She is a qualified Associate Company Secretary with the Chartered Governance Institute of Southern Africa.

The board of directors of the Company would like to welcome Ms Mbanyele and looks forward to her contribution to DRDGOLD.

Johannesburg
28 September 2023

Sponsor
One Capital